UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PDF SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000‑31311	25‑1701361
(State or other jurisdiction of Incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

2858 De La Cruz Blvd Santa Clara, CA		95050
(Address of principal executive offices)		(Zip Code)

Adnan Raza (408) 280‑7900

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2024.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Item 1.01. Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (“Form SD”) and a copy of PDF’s Conflict Minerals Report (filed as Exhibit 1.01 hereto) are being posted to the publicly available Internet site www.pdf.com upon the filing of this Form SD.

Item 1.02 Exhibit

PDF Solutions’ Conflict Minerals Report is attached hereto as Exhibit 1.01.

Item 3.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PDF SOLUTIONS, INC.
(Registrant)

By:	/s/ Adnan Raza
Adnan Raza
EVP, Finance, and Chief Financial Officer
(principal financial and accounting officer)

Dated: May 29, 2025